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[CERAGON LOGO]



FOR IMMEDIATE RELEASE



                       CERAGON NETWORKS ANNOUNCES WORLD'S
                  FIRST HIGH-FREQUENCY GIGABIT ETHERNET SYSTEM


     FIBEAIR(TM) 10000 MEETS GROWING DEMAND FOR HIGH-CAPACITY IP NETWORKING

        TEL AVIV, ISRAEL, FEBRUARY 15, 2001 - Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced the world's first high-frequency Gigabit Ethernet system, the FibeAir 10000.

        Ceragon's new Gigabit Ethernet system will offer service providers state-of-the-art functionality and an ideal building block for high-capacity wireless IP networks. The system was designed to bridge high-capacity connections across the metropolitan area, particularly as a time-and-cost sensitive alternative to the deployment of a fiber network. The new product's flexibility will enable service providers to expand their IP networks incrementally as demand increases. The FibeAir 10000 broadens the intelligent networking capabilities of the FibeAir product family.

        Ceragon's FibeAir 10000 allows service providers to offer Gigabit Ethernet services to their large business customers in an immediate and cost-effective manner. Additionally, as more private networks migrate from Fast Ethernet to Gigabit Ethernet, Ceragon's FibeAir 10000 provides high-capacity wireless connectivity between campus buildings. This creates an ultra-high speed Intranet network by connecting high-speed next generation Gigabit Ethernet switches.

        "The next generation of networks will require far greater flexibility and intelligence to manage high capacity data traffic," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "Our new FibeAir 10000 supports the market's anticipated need and underscores our commitment to innovation and market leadership."

        Designed in the same modular and scalable architecture as the rest of the FibeAir product family, FibeAir 10000 provides a high-quality wireless Gigabit Ethernet connection. The product operates across all Ceragon supported frequency bands: 18, 23, 26, 28, 29, 31 and 38 GHz. The


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FibeAir 10000 also has the distinct advantage of enabling a single port connection to Gigabit Ethernet, or provisioning up to 8x100Base-T Fast Ethernet connections. Designed for deployment in multiple metropolitan applications, the FibeAir 10000 is suitable for ultra-high capacity IP connections in wireless metropolitan rings, high-speed access connections and private networks.

        "Ceragon, with its Gigabit Ethernet product, again pushes ultra-high capacity networking to the edge, enabling immediate next-generation network deployment," Katz expanded. "FibeAir's intelligent network element continues to support multiple high-speed networks including IP, ATM, SONET and SDH."

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. . FibeAir(TM) is a trademark of Ceragon Networks Ltd. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks


Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:       Brad Ritter
               GAJ Services Inc.
               740-363-2141
               britter@gajservices.com


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               Laura Yatim
               Ceragon Networks Ltd.
               972-3-765-7560
               laura@ceragon.com

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